UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of February   , 2000


                        EL SITIO, INC (THE SITE, INC.)
______________________________________________________________________________
               (Translation of registrant's name into English)

     Avenida Ingeniero Huergo 1167, C1107, AOL, Buenos Aires, Argentina
______________________________________________________________________________
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F /X/  Form 40-F /_/

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes /_/ No /X/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_________.]


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   EL SITIO, INC
                                         _____________________________________
                                                   (Registrant)

Date February 29, 2000                   By   /s/  Horacio Milberg
                                            __________________________________
                                         Name:  Horacio Milberg
___________________                      Title: Chief Financial Officer and
* Print the name and title under the     Secretary
signature of the signing officer.


FOR IMMEDIATE RELEASE

                     EL SITIO REPORTS FOURTH QUARTER AND
                      1999 FISCAL YEAR FINANCIAL RESULTS

           Net revenues for the fourth quarter totaled $5.3 million, driven by advertising and connectivity

  Audience in the fourth quarter reached 2.75 million average monthly unique users,an increase of 164% over the third quarter

 -----------------------------------------------------------------------------


Buenos Aires and New York -Feb. 29, 2000 -El Sitio Inc. (Nasdaq: LCTO), a leading Internet network which targets Spanish- and Portuguese-speaking audiences in Latin America and the United States, today reported net revenues of $5.3 million for the fourth quarter ended December 31, 1999 compared to net revenues of $171,000 for the fourth quarter of 1998, and $760,000 for the third quarter of 1999. Net loss for the fourth quarter of 1999 was $22.4 million compared to a net loss of $1.7 million for the fourth quarter of 1998.

Net revenues for fiscal 1999 were $6.9 million compared to $780,000 in fiscal 1998. Net loss for fiscal 1999 was $36.3 million compared to a net loss of $3.5 million in fiscal 1998.

Revenue growth for both periods in 1999 was driven by higher advertising and related revenues, which totaled $2.7 million and $4.2 million for the fourth quarter and full year, respectively. Active advertising clients totaled 113 in the 1999 fourth quarter, up from 86 in the third quarter and 23 in the 1998 fourth quarter. Results for both 1999 periods also include almost three months of retail dial-up operations in Brazil and almost two months of retail dial-up operations in Argentina.

Roberto Vivo-Chaneton, Chairman of El Sitio, commented, "Our fourth quarter performance was strong, suggesting both an early validation of our business model and our growing stature as a leading destination network in our target markets. Looking ahead, we are focusing on three strategic areas. First, we are actively expanding our network, as illustrated by site launches in Brazil, Mexico and the United States and our recently announced agreement in Chile, where we have entered into an alliance with a major radio and TV network. Second, we are accelerating the implementation of our e-commerce strategy through, among other steps, today's announced signing of a letter of intent to acquire Mexico's DeCompras.com. Finally, we continue to seek to leverage our partnerships and forge new alliances that further build on our competitive strengths in content and position us for the broadband and wireless environments. We have considerable momentum that is continuing in the early part of 2000."

Roberto Cibrian-Campoy, El Sitio's Chief Executive Officer, added, "A key development in our broadband strategy is El Sitio 3-D, our multimedia browser introduced earlier this month. This product illustrates our commitment to providing El Sitio's users with a unique online experience which implements innovative technology developed for broadband access. Telecommunication deregulation in Latin America is allowing for the rapid development and deployment of high-speed access that in turn allows for a richer and more interactive Internet experience. With developments like El Sitio 3-D, the company is already positioned as a leader in the development of the Internet in Latin America through the creation of exciting new interactive content for broadband Internet access."

Audience Highlights

El Sitio previously reported substantial growth in network traffic in the 1999 fourth quarter. Fourth quarter highlights included 2.75 million average monthly unique users, an increase of 164% over the 1.04 million average monthly users in the third quarter. Total page views in the fourth quarter were 270.1 million, up 127% from the third quarter. Registered users at December 31, 1999 were 633,600 compared to 440,838 at September 30, 1999 and 107,118 at December 31, 1998. (Unique user and page view data are audited by Nielsen I/Pro.)

1999 Milestones

The Company achieved a number of milestones in 1999, including:

Capital raising
In 1999, El Sitio raised over $200 million in new capital through two private placements and its initial public offering of common stock.

Network expansion
A central element of El Sitio's strategy is the expansion of its network targeted to Spanish- and Portuguese-speaking Internet users. Major site launches in 1999 included Brazil, Mexico and the United States, and new sites are expected to be launched in Chile and Colombia in the next 60 days. The company also continues to implement its strategy to further localize its content in major Latin American and U.S. Hispanic population centers.

Product and content
El Sitio regards its focus on original and proprietary country-specific quality content as a key competitive advantage. The company unveiled a variety of interactive services, tools and other resources in 1999, highlighted by its popular cupido.net relationship network. The company also launched a re-designed homepage in November 1999 that enhanced the presentation of its content based on user feedback and preferences.

Convergence
El Sitio is positioning itself as a leader in the convergence of the Internet and traditional media in Latin America. After a year of development, the company launched in February 2000 its El Sitio 3-D web-browser, the first three-dimensional Latin American virtual community in which audio, video and text converge to provide users a compelling online experience. In December 1999, El Sitio produced and hosted the Fashion Show of the Millennium, Latin America's first event of its kind produced and distributed by an Internet company using video streaming technology.

E-commerce
In December 1999, El Sitio launched a shopping guide dedicated to assisting El Sitio's users as they navigate the online buying process. This guide provides users with a search engine and directory, online tutorials, El Sitio's recommendations on top shopping sites, and other relevant tools to facilitate the online shopping experience for users. The channel is a first step in El Sitio's e-commerce strategy, which is targeted at capitalizing on what is expected to be a significant market opportunity in Latin America.

Today, El Sitio announced separately the signing of a letter of intent to acquire Mexico's DeCompras.com. DeCompras.com is a Mexico-based e-commerce company whose acquisition will accelerate El Sitio's e-commerce strategy in the region.

Connectivity
El Sitio completed acquisitions of the retail dial-up access subscribers of IMPSAT Fiber Networks in Argentina and Brazil. El Sitio also expects to complete the acquisition of IMPSAT's subscribers in Colombia in March 2000. These three acquisitions give El Sitio access to a base of nearly 80,000 dial-up subscribers as of December 31, 1999. The company believes that it can continue to expand its fee-paying subscriber base in these countries with high-quality and high-speed services.

Wireless access
In November 1999, the company entered into a strategic relationship with Motorola, Inc. to deliver original, country-specific content to pager users via Motorola's iKno!K and OptoK personalized information services systems. This partnership illustrates El Sitio's goal to maximize distribution and access to its network.

About El Sitio, Inc.

El Sitio, Inc. (http://www.elsitio.com and http://www.osite.com.br) is a leading Internet network providing original and proprietary country-specific content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. El Sitio consists of country web sites for Argentina, Brazil, Mexico, Uruguay and the United States as well as a global site. El Sitio offers users country-specific content and interactive community features such as free e-mail, a search engine, chat rooms, bulletin boards, auctions, contests, and Cupido net, an interactive meeting place. Founded in 1997 by Roberto Vivo-Chaneton and Roberto Cibrian-Campoy, El Sitio has a team of approximately 330 professionals in its offices in Buenos Aires, Mexico City, Miami, Montevideo, Santiago and Sao Paulo.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to increase its advertising and other revenues, and to generate future profits and positive cash flow from operations.
Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the Internet as an advertising and e-commerce medium, the company's dependence on advertising revenues and on third parties for technology, content, and distribution, and the company's ability to integrate acquired businesses. Other factors that could affect the company's business, results of operations, financial condition and prospects are identified in the company's prospectus dated December 9, 1999 included in its registration statement on Form F-1, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors", which registration statement is on file with the Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release. The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

[Tables Attached]


All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:

Horacio Milberg                          Mariano Varela
  Chief Financial Officer                 Vice President, Marketing


El Sitio, Inc.                           El Sitio, Inc.

011-5411-4339-3700                       011-5411-4339-3700

Victoria Weld                  Jeff Majtyka/ Leonardo Santiago

Kekst & Co.                    Brainerd Communicators

212-521-4849                   212-986-6667

             CONDENSED STATEMENT OF OPERATIONS AND BALANCE SHEETS
                    (Unaudited and Subject to Final Audit)


                                    Actual       Actual
                                    Fourth       Fourth
                                   Quarter       Quarter      Actual     Actual
                                     1998         1999         1998       1999
                                (U.S. dollars in thousands, except share and
                                              per share data)
Net advertising and related
services revenues . . . . . .          $171      $2,681       $780      $4,205
Net connectivity services
revenues  . . . . . . . . . .            --       2,656         --       2,656
Total net revenues  . . . . .           171       5,337        780       6,861

Costs and expenses:
Product content & technology            708       4,893      1,556       8,074
Marketing and sales . . . . .           354      13,397        674      20,554
Corporate, general and
administrative  . . . . . . .           796       4,703      1,940       8,439
Depreciation and amortization            48       1,764        107       2,100
Share-based compensation  . .            --       1,543         --       2,042
Total costs and expenses  . .         1,906      26,300      4,277      41,209

Operating loss  . . . . . . .       (1,735)    (20,963)    (3,497)     (34,348)

Loss attributable to minority
interest  . . . . . . . . . .            --           1         --           1

Total other Income (expense)             10         498       (20)         764
Dividends on Class A and
Class B convertible preferred
shares  . . . . . . . . . . .            --     (1,960)        --       (2,744)
Net loss attributable to
common shareholders . . . . .        (1,725)    (22,424)   (3,517)     (36,327)

Basic and diluted net loss
per common share  . . . . . .         (0.29)      (1.17)    (1.15)       (2.66)
Shares used in computing
basic and diluted loss per
common share  . . . . . . . .      6,000,000  19,164,323  3,050,000 13,681,306






                                      -6-


                                Pro Forma    Pro Forma
                                  Fourth       Fourth
                                 Quarter      Quarter    Pro forma  Pro Forma
                                   1998         1999       1998       1999
Pro Forma<F1>
Net revenues  . . . . . . . .  $4,218        $5,693      $15,156    $15,863
Operating loss  . . . . . . .  $(2,585)      $(21,061)   $(7,689)   $(38,108)
Net loss  . . . . . . . . . .  $(2,575)      $(22,522)   $(7,709)   $(40,087)

<F1>To reflect acquisitions of retail dial-up subscribers in Argentina and
Brazil (as if acquisitions had occurred at beginning of periods) and includes the effect of amortization of acquired subscribers based on a three-year period.


                                                Actual         Actual
                                                 1998           1999
                                             (U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents . . . . . . . . . . .  $246         $160,029
Working capital (deficit) . . . . . . . . . . .   (42)         154,358
Total assets  . . . . . . . . . . . . . . . . . 1,481          201,920

Total liabilities . . . . . . . . . . . . . . .   712           19,281
Class A convertible preferred shares  . . . . .    --               --
Class B convertible preferred shares  . . . . .    --            8,967




















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